STARFIELD RESOURCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

November 30, 2012

NOTICE TO READER

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management of Starfield Resources Inc.

Starfield Resources Inc’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Condensed Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)

(Unaudited)

	November 30,	February 29,
	2012	2012

ASSETS
Current Assets
Cash	$876	$1,061
Amounts receivable	26	57
Prepaid expenses and deposits (Note 3)	420	409
Total current assets	1,322	1,527

Mineral properties (Note 4)	13,893	15,785
Equipment (Note 5)	186	227
Total assets	$15,401	$17,539

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$748	$1,001
Income tax payable	29	30
Total current liabilities	777	1,031

Deferred income taxes payable	-	29

SHAREHOLDERS' EQUITY
Share capital	155,155	155,155
Contributed surplus	15,196	14,268
Warrants	2,772	3,598
Deficit	(158,499)	(156,542)
Total shareholders' equity	14,624	16,479
Total liabilities and shareholders' equity	$15,401	$17,539

Going concern (Note 1)

Commitments (Note 8)

The accompanying notes are an integral part of these condensed interim financial statements.

STARFIELD RESOURCES INC. |  2

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of Canadian dollars except loss per share)

(Unaudited)

	Three months ended		Nine months ended
	November 30,		November 30,
	2012	2011	2012	2011

Expenses
Exploration	$710	$1,287	$839	$4,954
Directors' fees	20	52	27	167
Investor relations	6	19	97	120
Legal and audit	167	80	351	253
Compensation	80	73	224	224
Rent and office services	54	110	202	269
Stock-based compensation (Note 7)	20	1	102	50
Transfer and regulatory fees	17	7	60	51
Travel and conferences	12	9	30	37
	1,086	1,638	1,932	6,125

Write-down of mineral properties (Note 4d)	-	-	-	1,000
Amortization of equipment	10	14	30	43
Other expense (recovery)	-	-		-
Capital and other tax expense	(9)	98	-	217
Interest income	(2)	(7)	(5)	(21)

Loss before income taxes	1,085	1,743	1,957	7,364

Income tax expense	-	-	-	-

Net loss and comprehensive loss for the period	$1,085	$1,743	$1,957	$7,364

Basic and diluted net loss per share	$0.00	$0.00	$0.00	$0.01

Weighted average number of shares outstanding	718,801	718,801	718,801	694,677

The accompanying notes are an integral part of these condensed interim financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(Unaudited)

	Nine months ended
	November 30,
	2012	2011

OPERATING ACTIVITIES
Net loss for the period	$(1,957)	$(7,364)
Non-cash charges (credits) to earnings:
Write-down of mineral properties	-	1,000
Amortization of equipment	41	43
Stock based compensation expense	102	50
Capital and harmonization taxes	(30)	157
Changes in non-cash working capital:
Decrease (increase) in amounts receivables	31	136
Decrease in prepaid expenses and deposits	(11)	24
Increase (decrease) in accounts payable and accrued liabilities	(253)	(863)
Net cash used in operating activities	(2,077)	(6,817)

INVESTING ACTIVITIES
Purchase of equipment	-	(3)
Proceeds from sale of mining claims	1,971	-
Mineral properties	(79)	(254)
Net cash used in investing activities	1,892	(257)

FINANCING ACTIVITIES
Issuance of shares and warrants	-	5,152
Share issue costs	-	(607)
Net cash provided by financing activities	-	4,545

Increase (decrease) in cash	(185)	(2,529)
Cash at beginning of period	1,061	3,884

Cash at end of period	$876	$1,355

Supplemental Disclosures
Interest received	$5	$21

The accompanying notes are an integral part of these condensed interim financial statements.

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Condensed Interim Consolidated Statements of Shareholders’ Equity

(in thousands of Canadian dollars, except share amounts)

(Unaudited)

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 29, 2012	718,800,545	$155,155	$14,268	133,259,157	$3,598	$(156,542)	$16,479
Stock based compensation	-	-	102	-	-	-	102
Expiry of warrants	-	-	826	(1,823,555)	(826)	-	-
Net loss	-	-	-	-	-	(1,957)	(1,957)
Balances, November 30, 2012	718,800,545	$155,155	$15,196	131,435,602	$2,772	$(158,499)	$14,624

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 28, 2011	640,999,079	$152,647	$13,727	80,754,700	$1,920	$(147,938)	$20,356
Private placements (Note 6)	77,801,466	$3,111	$-	81,843,742	$2,041	$-	$5,152
Share issue costs	-	(607)	-	-	-	-	(607)
Stock based compensation	-	-	59	-	-	-	59
Expiry of warrants	-	-	243	(26,946,852)	(243)	-	-
Net loss	-	-	-	-	-	(7,364)	(7,364)
Balances, November 30, 2011	718,800,545	$155,151	$14,029	135,651,590	$3,718	$(155,302)	$17,596

The accompanying notes are an integral part of these condensed interim financial statements.

STARFIELD RESOURCES INC. |  5

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America. The Company is listed on the Toronto Stock Exchange with its corporate office at 120 Adelaide Street West, Suite 900, Toronto, Canada M5H 1T1. The Company has the following non-producing interests:

•	the Ferguson Lake Property, a nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada;
•	the Stillwater Project, a nickel-copper-cobalt property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
•	the Superior Project, a copper-silver property located in California, and
•	one Nevada gold property.

1.	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has had recurring losses since incorporation and currently has no source of revenue. The Company’s operating budget indicates that the cash on hand at November 30, 2012 will be depleted by April, 2013 if the Company does not obtain additional cash through financing activities or through the sale of its mineral properties. There can be no assurance that the Company will either achieve or maintain profitability in the future or raise sufficient cash resources, through either financing activities or through the sale of its mineral properties, to continue in operations.

Subsequent to November 30, 2012, the Company’s expenditures in 2012 resulted in a shortfall of $2,888 with respect to its obligation to incur aggregate Canadian Exploration Expenditures (“CEE”) of $3,789 in connection with its issuance of flow-through common shares in May, 2011. As a result, the Company is subject to the provisions of the associated Flow-Through Subscription Agreement which results in a contractual obligation to the purchasers of the flow-through share issuance of approximately $1,760. As the period to which the Company was required to complete the CEE is subsequent to November 30, 2012, the Company has not recorded the corresponding liability to the purchasers of the flow-through shares within the November 30, 2012 interim financial statements. On a pro forma basis, had the Company recorded this additional obligation at November 30, 2012, the Company would have a working capital deficiency of $1,215.

In connection with reviewing various strategic alternatives, the Company has engaged PricewaterhouseCoopers Inc. on October 19, 2012 to assist in their efforts to either obtain additional financing and/or the sale of its assets or of the Company in its entirety. This process is ongoing and the Company believe that this process will be completed in the first calendar quarter of 2013. As of January 11, 2013, the Company does not have any additional updates to provide in connection with their review of the strategic alternatives. There can be no assurance that the Company will be successful in the completion of any identified strategic alternatives.

There is no certainty that the Company will be successful in the execution of the above items. As a result, there is substantial doubt about the Company’s ability to continue to operate as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary to the carrying values and classification of assets and liabilities if the Company is unable to continue as a going concern.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

If the going concern assumption were not appropriate for these financial statements, then adjustments, which could be material, would be necessary to the carrying value of the assets and liabilities, the reported expenses and the statement of financial position classifications used.

The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values of mining assets. Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

2.	Basis of Presentation

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these interim financial Statements, including IAS 34, Interim Financial Reporting.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended February 29, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

b)	Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars except when otherwise indicated.

3.	Prepaid Expenses and Deposits

	November 30,	February 29,
	2012	2012
Deposits - property leases	$274	$274
Prepaid insurance	108	89
Other	38	46
	$420	$409

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, expiring on July 22, 2017.

4.	Mineral Properties

For the nine months ended November 30, 2012	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 29, 2012	$3,377	$8,531	$3,877	$-	$15,785
Sale of mineral claims (Note 4b)	-	(1,971)	-	-	(1,971)
Maintenance	-	51	28	-	79
Balance, November 30, 2012	$3,377	$6,611	$3,905	$-	$13,893

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

For the nine months ended November 30, 2011	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance,February 28, 2011	$3,208	$8,426	$3,877	$1,000	$16,511
Write-down of mineral properties (Note 4d)	-	-	-	(1,000)	(1,000)
Maintenance	153	101	-	-	254
Balance, November 30, 2011	$3,361	$8,527	$3,877	$-	$15,765

a) Ferguson Lake Property

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop the Company’s previously identified diamond potential at the Ferguson Lake Property in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 – 15	$2.0 million
Months 16 – 24	$2.5 million
Months 25 – 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, the Company may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

It is Management’s opinion that Thanda did not incur the minimum required expenditures of $2 million during the first 15 months of the agreement. Thanda has exercised its rights under the agreement to enter into a dispute resolution mechanism regarding the joint venture.

b) Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement and the Mountain View Lease Agreement in Montana, USA.

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years expiring January 1, 2014. The Company is required to make payments of US$2 per month until the end of the lease. Under the Basal Zone Lease Agreement, a 2% production royalty is payable by the Company on the sales of ore and concentrate; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by the Company.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by the Company on the sale of ore and concentrate, and a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

On May 7, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for US$ 2.0 million.

On May 7, 2012, the Company relinquished its long term holding on the Benbow chromite mining leases.

c) Superior Project

The Superior Project is comprised of the Teagan Claims and the California-Engels Claims.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A. These claims are subject to the terms of the exploration agreement with California-Engels Mining Company.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Superior Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d) Nevada Projects

The Nevada projects consisted of the Dome Hill and Stealth properties. The Company continues to hold the Dome Hill property which straddles the Nevada-California border. In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Nevada projects, all accumulated costs have been written-off as at November 30, 2012.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

5.	Equipment

			Equipment
	Furniture	Exploration	under capital
	and fixtures	equipment	lease	Total

Cost

Balance as at February 29, 2012	$336	$376	$578	$1,290
Additions	-	-	-	-
Balance as at November 30, 2012	$336	$376	$578	$1,290

Accumulated amortization

Balance as at February 29, 2012	$235	$333	$495	$1,063
Amortization	12	10	19	41
Balance as at November 30, 2012	$247	$343	$514	$1,104

Net book value

Balance as at February 29, 2012	$101	$43	$83	$227

Balance as at November 30, 2012	$89	$33	$64	$186

6.	Share Capital

(i)	Authorized

Unlimited common shares, no par value

Unlimited number of First Preferred shares

Unlimited number of Second Preferred shares

(ii)	During 2012:

On June 17, 2011, the Company completed a private placement of 27,273,000 units at a price of $0.05 per unit for gross proceeds of $1,363. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.08 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $186.

The warrants were assigned a fair value of $572. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.49%
Expected life of warrants	2 years
Annualized volatility	114.70%
Dividend rate	0.00%

On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,789. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through whole warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $421.

 STARFIELD RESOURCES INC. |  10

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

The warrants were assigned a fair value of $1,469. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.67%
Expected life of warrants	2 years
Annualized volatility	112.48%
Dividend rate	0.00%

7.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options generally vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Nine months ended		Twelve months ended
	November 30, 2012		February 29, 2012
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	30,540	$0.31	29,617	$0.61
Granted	-	-	13,500	0.03
Cancelled or expired	(10,730)	0.61	(12,577)	0.70
Balance at end of period	19,810	$0.15	30,540	$0.31

The following stock options were outstanding at November 30, 2012:

	Options outstanding			Options exercisable
Exercise price per share		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
	outstanding	life (years)	exercise price	exerciseable	exercise price

$0.03 - $0.25	17,550,000	3.37	0.06	12,300,000	$0.08
$0.26 - $0.50	315,705	0.12	0.37	315,705	$0.37
$0.51 - $1.00	1,250,000	0.34	0.87	1,250,000	$0.87
$1.01 - $1.50	695,000	0.13	1.05	695,000	$1.05
	19,810,705	3.01	0.15	14,560,705	$0.20

 STARFIELD RESOURCES INC. |  11

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

For the nine months ended November 30, 2012, the Company recognized $102 in stock-based compensation (November 30, 2011- $59) with a corresponding credit to contributed surplus on the balance sheet, of which $nil was charged to exploration expense (November 30, 2011 – $9).

8.	Commitments

Flow-through shares

Subsequent to November 30, 2012, the Company’s expenditures in 2012 resulted in a shortfall of $2,888 with respect to its obligation to incur aggregate Canadian Exploration Expenditures (“CEE”) of $3,789 in connection with its issuance of flow-through common shares in May, 2011. As a result, the Company is subject to the provisions of the associated Flow-Through Subscription Agreement which results in a contractual obligation to the purchasers of the flow-through share issuance of approximately $1,760. As the period to which the Company was required to complete the CEE is subsequent to November 30, 2012, the Company has not recorded the corresponding liability to the purchasers of the flow-through shares within the November 30, 2012 interim financial statements. On a pro forma basis, had the Company recorded this additional obligation at November 30, 2012, the Company would have a working capital deficiency of $1,215.

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013. Minimum annual rents are $124 (November 30, 2011 - $121). The total minimum obligation remaining under this lease is $124 (November 30, 2011 - $257).

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2017. All annual rents have been paid as at November 30, 2012.

The minimum lease payments on the leases are as follows:

2013	$34
2014	90
$124

9.	Segmented Information

The Company has one operating segment, which is the exploration of properties. Geographic segmentation of the Company’s assets is as follows:

As at	November 30, 2012		November 30, 2011
	Canada	USA	Canada	USA

Cash	$876	$-	$1,355	$-
Accounts receivable	26	-	283	-
Prepaid expenses and deposits	396	24	423	25
Mineral properties	3,377	10,516	3,361	12,404
Equipment	186	-	237	-
	$4,861	$10,540	$5,659	$12,429

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

10.	Capital Management

The Company considers its capital structure to consist of shareholder’s equity, which amounted to $14,624 (November 30, 2011 - $17,732). The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and will try to raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so. Management reviews the capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

11.	Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Liquidity risk

The Company's approach to managing liquidity risk is to manage its ability to have sufficient liquidity to meet liabilities when due (refer to Note 1). As at November 30, 2012, the Company had a cash balance of $876 (February 29, 2012 - $1,061) to settle current liabilities of $777 (February 29, 2012 - $1,031). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Subsequent to November 30, 2012, the Company’s expenditures in 2012 resulted in a shortfall of $2,888 with respect to its obligation to incur aggregate Canadian Exploration Expenditures (“CEE”) of $3,789 in connection with its issuance of flow-through common shares in May, 2011. As a result, the Company is subject to the provisions of the associated Flow-Through Subscription Agreement which results in a contractual obligation to the purchasers of the flow-through share issuance of approximately $1,760. As the period to which the Company was required to complete the CEE is subsequent to November 30, 2012, the Company has not recorded the corresponding liability to the purchasers of the flow-through shares within the November 30, 2012 interim financial statements. On a pro forma basis, had the Company recorded this additional obligation at November 30, 2012, the Company would have a working capital deficiency of $1,215.

Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash is classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivable is remote.

Market risk

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended November 30, 2012

(in thousands of Canadian dollars, unless otherwise noted)

(Unaudited)

(b)	Foreign currency risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with deferred income tax as the Company has no liability.

(c)	Price risk

The Company is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Company’s mineral properties. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

As at November 30, 2012, the carrying values of the Company's financial instruments approximate their fair values due to their short term nature.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

12.	Subsequent Events

Subsequent to November 30, 2012, the Company’s expenditures in 2012 resulted in a shortfall of $2,888 with respect to its obligation to incur aggregate Canadian Exploration Expenditures (“CEE”) of $3,789 in connection with its issuance of flow-through common shares in May, 2011. As a result, the Company is subject to the provisions of the associated Flow-Through Subscription Agreement which results in a contractual obligation to the purchasers of the flow-through share issuance of approximately $1,760. As the period to which the Company was required to complete the CEE is subsequent to November 30, 2012, the Company has not recorded the corresponding liability to the purchasers of the flow-through shares within the November 30, 2012 interim financial statements. On a pro forma basis, had the Company recorded this additional obligation at November 30, 2012, the Company would have a working capital deficiency of $1,215.

STARFIELD RESOURCES INC. |  14